Exhibit 99.2

Schedule II

The below reflects the transactions in Shares effected by Pani Corp. during the past 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 7, 2025. All transactions occurred in the open market.

Date	Number of Shares Sold	Weighted Average Price Per Share	Price Range Per Share
			Low	High
August 5, 2025	297,300	$2.15464	$1.90	$2.54
August 6, 2025	252,700	$1.76771	$1.67	$2.08
August 7, 2025	166,000	$1.68323	$1.63	$1.77

The Reporting Persons undertake to provide, upon request of the staff of the SEC, full information regarding the number of Shares that were sold at each separate price within the price ranges set forth in the table above.